

March 13, 2012

Via E-mail
Mr. Terry L. Stevens
Chief Financial Officer
Highwoods Properties, Inc.
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

     Re: **Highwoods Properties, Inc.**
             Form 10-K for year ended December 31, 2011
             Filed February 7, 2012
             File No. 001-13100

             Highwoods Realty Limited Partnership
             Form 10-K for the year ended December 31, 2011
             Filed February 7, 2012
             File No. 000-21731

Dear Mr. Stevens:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Highwoods Properties, Inc. for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operation,

Non-GAAP Measures – FFO and NOI, page 39

1. Please disclose that the amount of depreciation and amortization of real estate assets from unconsolidated affiliates represents your percentage ownership of that amount, if true.

2. Please disclose the gross amount of revenues and property expenses of your non same property net operating income. In addition, please disclose the number of properties moved to and removed from your same property definition for each year presented.

Consolidated Statements of Cash Flows, page 56

3. Please disclose the cash outflows from real estate acquisitions, development, and lease costs separately for each year presented. Please make similar disclosures within the financial statements of your operating partnership's financial statements.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief